EXHIBIT 10.5

[***] Certain information in this exhibit has been omitted because it is permitted to be omitted by applicable regulatory guidance.

Execution Version

EXCLUSIVE LICENSE AND DISTRIBUTION AGREEMENT (CANADA)

This Exclusive License and Distribution Agreement (Canada) (“Agreement”) is entered into on June 27, 2024 (the “Effective Date”) between Coherus BioSciences, Inc., a company organized and existing under the laws of the State of Delaware, having its main offices at 333 Twin Dolphin Drive, Suite 600 Redwood City, CA 94065 (“Coherus”) and Apotex, Inc., a company incorporated under the laws of Ontario, Canada, and having its registered address at 150 Signet Drive, Toronto, Ontario, Canada, including its Affiliates (“Apotex”). Coherus and Apotex may each be referred to herein as a “Party” or collectively as the “Parties.”

RECITALS

Whereas, Coherus and Shanghai Junshi Biosciences Co., Ltd., a corporation organized and existing under the laws of the People’s Republic of China, with a registered address at Level 13, Building 2, Nos. 36 and 58, Hai Qu Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China 201203 (“Junshi”) are parties to that certain Exclusive License and Commercialization Agreement, dated February 1, 2021 (as amended, the “ELCA”), pursuant to which Junshi granted to Coherus the exclusive right and license to Exploit (as defined below) biologic drug products containing the active pharmaceutical ingredient toripalimab within the Coherus Territory (as defined below) under certain Licensed Technology;

Whereas, pursuant and subject to the ELCA, Coherus has the right to grant sublicenses to Third Parties to, among other things, Exploit biologic drug products containing toripalimab within all or part of the Coherus Territory, which includes the country of Canada;

Whereas, Apotex desires to receive, and Coherus is willing to grant, an exclusive license under Coherus’s rights and interests related to biologic drug products containing toripalimab to Exploit such products in Canada, all in accordance with the terms and conditions of this Agreement.

Now Therefore, in consideration of the following mutual promises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

Article 1.Definitions
For the purposes of this Agreement, the following terms whether used in singular or plural form will have the meanings as defined below:
1.1“Affiliate” means, with respect to a Party, a person, corporation, partnership, or other entity that controls, is controlled by, controlling or is under common control with such Party, but only for so long as such control will continue. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by”, “controlling” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, or by contract or otherwise.
1.2“Agreement” has the meaning set forth in the Preamble.
1.3“Alternative Marks” has the meaning set forth in the 4.3.
1.4“Alternative Remedy” has the meaning set forth in Section 10.8.
1.5“Apotex” has the meaning set forth in the Preamble.
1.6“Apotex Indemnitees” has the meaning set forth in Section 9.1.
1.7“Apotex Territory” means Canada.
1.8“Applicable Law” means all laws applicable to the manufacture, processing, packaging, distribution, sale and use of the Licensed Product hereunder and under the License Agreement, as may be amended and in effect from time to time, including the Drug Administration Law of the Peoples Republic of China, and all regulations, rules and guidances issued thereunder; United States Federal Food, Drug and Cosmetic Act and the regulations promulgated thereunder; the Canadian Food and Drugs Act (R.S., chapter F-27) and related regulations; and related legislation; all applicable GMP; and all corresponding laws, ordinances, rules and regulations of any other applicable jurisdiction.
1.9“Acquiring Party” has the meaning set forth in Section 2.9(b).
1.10“Arising Technology” has the meaning set forth in Section 2.5.
1.11“Batch” means a defined quantity of Licensed Product that is intended to be of uniform character and quality within specified limits and that is manufactured in a single production run in the same cycle of Manufacturing.
1.12“Batch Records” means, with respect to a particular production run conducted by Union Biopharm for the Manufacture of a single Batch of Licensed Product, the completed batch records, documenting the details of, and other information associated with, such production run, including any deviations, in accordance with cGMP.
1.13“Biologics License Application” or “BLA” means a Biologics License Application (as more fully described in U.S. 21 C.F.R. Part 601.20 or its successor regulation) and all amendments and supplements thereto submitted to the FDA, or any equivalent filing, including an MAA, in a country or regulatory jurisdiction other than the U.S. with the applicable Regulatory Authority, or any similar application or submission for Regulatory Approval filed with a Regulatory Authority to obtain Regulatory Approval for a biologic product in a country or in a group of countries.
1.14“Business Day” means any day of the week which is not a Saturday, Sunday or legal holiday observed by the federal government of the United States or Canada.
1.15“Calendar Quarter” means a period of three consecutive months ending on the last day of March, June, September, or December, respectively.

1.16“Calendar Year” means a period of twelve (12) consecutive months beginning on January 1 and ending on December 31.
1.17“Certificate of Analysis” means a document which is signed and dated by a duly authorized representative of Coherus certifying that the Licensed Product conforms with the Specifications.
1.18“Certificate of Compliance/Conformance” means a document, signed by an authorized representative of Junshi, attesting that a particular Batch of the Licensed Product stating that a Batch of Licensed Product was manufactured, packaged and tested in accordance with cGMP, identifies the Master Batch Record documents and lists any incident reports and investigations associated with the Batch of the Licensed Product.
1.19“cGMP” means applicable current Good Manufacturing Practices, including, as applicable, (a) the principles detailed in the U.S. Current Good Manufacturing Practices, 21 C.F.R. Parts 4, 210, 211, 600, 610 and 820, (b) European Directive 2003/94/EC and Eudralex 4, (c) the principles detailed in the ICH’s Q7 guidelines, and (d) the Applicable Laws the Apotex Territory corresponding to (a) through (c) above, each as may be amended and applicable from time to time.
1.20“Change of Control” means, with respect to a Party, that: (a) any Third Party acquires directly or indirectly the beneficial ownership of any voting security of such Party, or if the percentage ownership of such Third Party in the voting securities of such Party is increased through stock redemption, cancellation, or other recapitalization, and immediately after such acquisition or increase such Third Party is, directly or indirectly, the beneficial owner of voting securities representing more than 50% of the total voting power of all of the then outstanding voting securities of such Party; (b) a merger, consolidation, recapitalization, or reorganization of such Party is consummated that would result in shareholders or equity holders of such Party immediately prior to such transaction, owning more than 50% of the outstanding voting securities of the surviving entity (or its parent entity) immediately following such transaction; or (c) there is a sale or transfer to a Third Party of all or substantially all of such Party’s consolidated assets taken as a whole, through one or more related transactions.
1.21“Claim” has the meaning set forth in Section 9.3.
1.22“Clinical Trial” means a study: (i) in humans to obtain information regarding a product, including information relating to the safety, tolerability, pharmacological activity, pharmacokinetics, dose ranging or efficacy of such product, including a Phase I Clinical Trial, Phase II Clinical Trial, Phase III Clinical Trial, and a Pivotal Trial; and (ii) conducted in accordance with all Applicable Laws, regulations and guidelines, and established ethical, medical and scientific standards, including Good Clinical Practice standards as adopted by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use and the Declaration of Helsinki.
1.23“CMO” means Junshi and any contract manufacturing organization or contractor engaged by Coherus to manufacture, test and supply the Licensed Product.
1.24“Coherus” has the meaning set forth in the Preamble.
1.25“Coherus-Apotex Pharmacovigilance Agreement” has the meaning set forth in Section 3.10.

1.26“Coherus Indemnitees” has the meaning set forth in Section 9.2.
1.27“Coherus Territory” means the United States and Canada.
1.28“Commercialization,” “Commercializing,” or “Commercialize” means any and all activities directed to the marketing, promotion, distribution, offering for sale, sale, having sold, importing, having imported, exporting, having exported or other commercialization of a pharmaceutical or biologic product. “Commercialize,” “Commercializing,” and “Commercialized” will be construed accordingly.
1.29“Commercially Reasonable Efforts” means, with respect to the efforts to be expended by Apotex or its Affiliate with respect to any Commercialization objective, activity, or goal related to a Licensed Product under this Agreement, those efforts that a similarly situated pharmaceutical company of similar size and product offerings would normally use to accomplish such objective, activity, or goal, and specifically means the carrying out of Commercialization activities for a product at a similar stage in its development or product life and of similar market potential, strategic importance, and profit potential (without taking into account payments under this Agreement), based on conditions then prevailing and taking into account efficacy, safety, product labeling, profitability, the competitiveness of alternative products sold by Third Parties in the marketplace, the patent and other proprietary position of the product, the likelihood of regulatory approval given the regulatory structure involved, and all other relevant factors.
1.30“Competitive Activities” has the meaning set forth in the Non-Compete Restrictions Agreement.
1.31“Competitive Product” has the meaning set forth in the Non-Compete Restrictions Agreement.
1.32“Confidential Information” has the meaning specified in Section 7.1.
1.33“Control” means, with respect to any Know-How or Patent Right or materials, possession by a Party or its Affiliates of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign, grant the right to use, or grant a license, sublicense or other right to or under, such right as provided for herein without violating the terms of any agreement or other arrangement with any Third Party.
1.34“Cover,” “Covering,” or “Covered” means, when used to refer to the relationship between a particular Patent Right and particular subject matter, that the manufacture, use, sale, offer for sale, or importation of such subject matter would fall within the scope of one or more claims in, or is otherwise claimed by, such Patent Right.
1.35“Debarred Entity” has the meaning specified in Section 8.1(f).
1.36“Debarred Individual” has the meaning specified in Section 8.1(f).
1.37“Dossier” means the packet of documentation and materials prepared by Apotex using data and information provided by Coherus to obtain Regulatory Approval for the Licensed Product in the Apotex Territory.
1.38“Effective Date” has the meaning set forth in the Preamble.

1.39“ELCA” has the meaning set forth in the Recitals.
1.40“Executive Officer” means (a) in the case of Coherus, the chief executive officer of Coherus, and (b) in the case of Apotex, the chief corporate development officer of Apotex.
1.41“Existing Nondisclosure Agreement” means that certain Mutual Non-Disclosure Agreement, by and between Coherus and Apotex, dated December 20, 2023.
1.42“Exploit” and “Exploitation” means to develop, use, perform medical affairs, offer for sale, sell, export, import, Manufacture, have Manufactured, Commercialize, or otherwise exploit. “Exploitation” and “Exploiting” will be construed accordingly.
1.43“External Costs” has the meaning set forth in Section 2.8(b).
1.44“FDA” means the United States Food and Drug Administration, or any successor agency thereto.
1.45“Field” means treatment or prevention of diseases and disorders in humans.
1.46“First Commercial Sale” means, with respect to a Licensed Product in the Apotex Territory, the first sale to a Third Party of such Licensed Product in the Apotex Territory after receipt of Regulatory Approval and, where applicable for the Commercialization of such Licensed Product in the Apotex Territory, Pricing and Reimbursement Approval. First Commercial Sale excludes any sale or other distribution of a Licensed Product for promotional or advertising purposes, Clinical Trials, preclinical trials, or other development purposes, free samples, named patient use, compassionate use, patient assistance, expanded access, or charitable use.
1.47“Force Majeure” has the meaning set forth in Section 13.2.
1.48“FTE” means a qualified full time individual, or more than one individual working the equivalent of a full-time individual, wherein “full time” is based upon a total of one thousand eight hundred (1,800) working hours per year of work carried out by one (1) or more duly qualified employees of a Party.
1.49“FTE Rate” means the rate ranging from [***] to [***] per hour per FTE (based on the actual position or seniority of the individual(s) providing Transfer Assistance).
1.50“Health Canada” means the Biologic and Radiopharmaceutical Drugs Directorate (BRDD) of the Canadian federal authority dedicated to the regulation of biological drugs (products derived from living sources) and radiopharmaceuticals for human use.
1.51“ICH” means the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use.
1.52“Identified Third Party IP” has the meaning set forth in Section 2.4.
1.53“Indemnified Party” has the meaning specified in Section 9.3.
1.54“Indemnifying Party” has the meaning specified in Section 9.3.

1.55“Indication” means, with respect to a product, a distinct disease or medical condition in humans that such product is designed to address, such that a Regulatory Authority would approve such disease or medical condition as a discrete claim (as opposed to a variant or subdivision or subset of a claim) in the labeling of such product based on the results of a separate Clinical Trial(s) sufficient to support Regulatory Approval of such claim.
1.56“Initial Term” has the meaning set forth in Section 10.1.
1.57“JAMS” has the meaning set forth in Section 12.1.
1.58“Junshi” has the meaning set forth in the Recitals.
1.59“Know-How” means any data (including Product Data), results, and information of any type whatsoever, in any tangible or intangible form, including trade secrets, practices, techniques, methods, processes, inventions, discoveries, developments, specifications, formulations, formulae, materials or compositions of matter of any type or kind (patentable or otherwise), marketing reports, clinical and non-clinical study reports, clinical and non-clinical data, regulatory filings and regulatory submission documents and summaries, technology, test data including pharmacological, biological, chemical, biochemical, toxicological, and clinical test data, analytical and quality control data, stability data, studies and procedures and any other know-how, and any physical embodiments of any of the foregoing.
1.60“Label” or “Labeling” means all labels, package inserts, carton imprints and all other markings on packaging for the Licensed Product for the Apotex Territory, for commercial sale that are defined as labels or labeling necessary under any Applicable Law or relevant Regulatory Approvals (excluding any transportation containers and packaging).
1.61“Licensed Know-How” means any and all Know-How that is owned or Controlled by Coherus or any of its Affiliates as of the Effective Date or during the Term and that is necessary or reasonably useful to Exploit the Licensed Product in the Field in the Apotex Territory. For clarity, Licensed Know-How includes all data, information and other intellectual property rights within the U.S. Dossier.
1.62“Licensed Mark” means the trademark, LOQTORZI and associated logo, owned by Coherus in any and all forms and designs, including the listed registration in Canada under TMA1185523, effective June 14, 2023.
1.63“Licensed Patent Rights” means any and all Patent Rights that are owned or Controlled by Coherus or any of its Affiliates as of the Effective Date or during the Term and that are necessary or reasonably useful to Exploit the Licensed Product in the Field in the Apotex Territory. All Licensed Patent Rights existing as of the Execution Date are listed on Schedule 1.63.
1.64“Licensed Product” means toripalimab injectable (240 mg/6 mL (40 mg/mL) solution in a single-dose vial).
1.65“Licensed Technology” means Licensed Know-How, Licensed Patent Rights and Coherus’s Arising Technology.

1.66“MAA” means a marketing authorization application or equivalent application to obtain Regulatory Approval, and all amendments and supplements thereto, filed with the applicable Regulatory Authority in any country or jurisdiction.
1.67“Net Sales” means [***].
1.68“New Indication” means [***].
1.69“Non-Compete Restrictions Agreement” means [***].
1.70“Orphan Indication” means an Indication that affects fewer than two hundred thousand (200,000) people each year in the United States.
1.71“Patent Proceeding” means any proceeding before a patent office related to the post-grant review of any Patent Right, including any post-grant proceeding brought pursuant to the America Invents Act (such as any inter partes review, post-grant review, opposition, interference, re-examination), or any foreign equivalent thereof. Any appeal, action, or proceeding related to a Patent Right that is brought before any court of competent jurisdiction will be deemed a “Patent Proceeding”; provided that prosecution activities including any ex parte examination and ex parte re-issue examination, appeal of ex parte patent prosecution decisions to a court or a board of a patent office, or supplemental examination before the U.S. Patent Office will not be considered a “Patent Proceeding.”
1.72“Patent Right” means (a) any national, regional, or international patent or patent application, including any provisional patent application, (b) any patent application filed either from such a patent, patent application, or provisional application or from an application claiming priority from any of these, including any divisional, continuation, continuation-in-part, provisional, converted provisional, and continued prosecution application, (c) any patent that has issued or in the future issues from any of the foregoing patent applications ((a) and (b)), including any utility model, petty patent, design patent, and certificate of invention, (d) any extension or restoration by existing or future extension or restoration mechanisms, including any revalidation, reissue, re-examination, and extension (including any supplementary protection certificate and the like) of any of the foregoing patents or patent applications ((a), (b), and (c)), and (e) any similar rights, including so called pipeline protection, or any importation, revalidation, confirmation or introduction patent, or registration patent or patent of additions to any such foregoing patent application or patent.
1.73“Person” means any individual, partnership, joint venture, limited liability company, corporation, firm, trust, association, unincorporated organization, Regulatory Authority, or any other entity not specifically listed in this definition.
1.74“Personnel Costs” means, for a given period, the FTE Rate multiplied by the number of FTEs actually expended to conduct activities under this Agreement during such period. FTEs will be pro-rated on a daily or hourly basis if necessary.
1.75“Pricing and Reimbursement Approval” means the later of (a) the approval, agreement, determination, or governmental decision establishing a price for a pharmaceutical or biologic product that can be legally charged to consumers, if required in a given jurisdiction or country for the Commercialization of such pharmaceutical or biologic product in such jurisdiction or country; and (b) the approval, agreement, determination, or governmental decision establishing the level of reimbursement for a pharmaceutical or biologic product that will be reimbursed by governmental authorities, if either required or otherwise commercially beneficial in a given jurisdiction or country for the Commercialization of such pharmaceutical or biologic product in such jurisdiction or country.
1.76“Product Data” means the information, documents, and records relating to the Licensed Product created in connection with the manufacture of the Licensed Product hereunder. The term “Product Data” may include, documents and records pertaining to manufacture of Licensed Product, Batch Record (including the Master Batch Record), Certificates of Analysis, Certificates of Compliance, an identification of the analytical test methods employed, and analytical test results achieved, and all other relevant documents, reports and data prepared, developed or generated by Coherus in connection with the manufacturing of Licensed Product hereunder.
1.77“Regulatory Approval” means all approvals by a governmental authority necessary for the manufacture, marketing, importation, and sale of a product for one or more Indications in a country or regulatory jurisdiction, which may include satisfaction of all applicable regulatory and notification requirements. Regulatory Approvals include approvals by Regulatory Authorities of BLAs and all Pricing and Reimbursement Approvals.
1.78“Regulatory Authority” means, in a particular country or regulatory jurisdiction, any applicable governmental authority involved in granting Regulatory Approval, to the extent required in such country or regulatory jurisdiction, Pricing and Reimbursement Approval of a product in such country or regulatory jurisdiction.
1.79“Regulatory Exclusivity” means any exclusive marketing rights or data exclusivity rights conferred by any Regulatory Authority with respect to a Licensed Product other than Patent Rights.
1.80“Regulatory Materials” means regulatory applications, submissions, notifications, registrations, drug master files or other filings, documents or validated data sources maintained or made to or with a Regulatory Authority that are necessary or reasonably useful for a Party to seek, obtain, maintain or support Regulatory Approval for the Licensed Product in a particular country or regulatory jurisdiction.
1.81“Residual Knowledge” has the meaning set forth in Section 7.4.
1.82“SEC” has the meaning set forth in Section 7.2(b).
1.83“Sell-Off Period” head the meaning set forth in Section 10.9(c).
1.84“Sublicensee” means any Third Party granted a sublicense by Apotex under the rights licensed to Apotex pursuant to Section 2.2.
1.85“Supply Agreement” has the meaning set forth in Section 5.1.
1.86“Term” has the meaning set forth in Section 10.1.
1.87“Third Party” means any entity other than Coherus or Apotex or their respective Affiliates.
1.88“Third Party IP Agreement” has the meaning set forth in Section 2.4.

1.89“Transfer Assistance” has the meaning set forth in Section 2.8(b).
1.90“Ultra-Rare Indications” means an Indication that affects fewer than one hundred thousand (100,000) people each year in the United States.
1.91“Upstream Agreements” has the meaning set forth in Section 2.3.
1.92“U.S. Dossier” means the BLA submitted by Coherus to the FDA to obtain and maintain Regulatory Approval for the Licensed Product in the United States, including all amendments, updates and other submissions in support of obtaining and maintaining such Regulatory Approval.
1.93“Valid Claim” means a claim of (a) an issued, unexpired, and in-force patent, which claim has not been held invalid or unenforceable by a court or other government agency of competent jurisdiction from which no appeal can be or has been taken and has not been held or admitted to be invalid or unenforceable through re-examination, inter partes review, post grant review or disclaimer, opposition procedure, nullity suit, or otherwise, or (b) a pending patent application that has not been finally abandoned, finally rejected from which no appeal can be or has been taken, or expired; provided, however, that if a claim of a pending patent application will not have issued within seven (7) years after the earliest filing date from which such claim takes priority, then such claim will not constitute a Valid Claim for the purposes of this Agreement unless and until a patent issues with such claim.
1.94“VAT” means value added tax.
Article 2.Intellectual Property Rights; Exclusivity
2.1License To Apotex. Subject to the terms and conditions of this Agreement, Coherus, on behalf of itself and its Affiliates, hereby grants to Apotex (a) an exclusive (even as to Coherus and each of its Affiliates), non-transferable (except as permitted in accordance with Section 13.6 (Assignment)), sublicensable (solely as permitted in accordance with Section 2.2 (Sublicensing)) license under the Licensed Technology and the Licensed Mark to seek, obtain and maintain Regulatory Approval for (including the right to cross reference) and Commercialize the Licensed Product in the Field in the Apotex Territory and (b), solely in the event of termination of the Supply Agreement as set out in this Agreement, a non-exclusive, non-transferable (except as permitted in accordance with Section 13.6 (Assignment)), sublicensable (solely as permitted in accordance with Section 2.2 (Sublicensing)) license under the Licensed Technology and the Licensed Mark to manufacture or have manufactured (including Label) the Licensed Product for Commercialization in the Apotex Territory. For the avoidance of doubt, the foregoing license does not grant to Apotex or its Affiliates the right (i) to research, develop, modify or improve the Licensed Product, including by changing the formulation or presentation of the Licensed Product or through the conduct of Clinical Trials, or (ii) to manufacture or have manufactured (including Label) the Licensed Product if the Supply Agreement has not been terminated. As between the Parties, ownership and title to and under all Licensed Technology will remain with Coherus at all times during the Term. For clarity, the foregoing exclusive license set forth in subclause (a) above includes the right for Apotex to use all applicable data and information in the U.S. Dossier to prepare Regulatory Materials for the Apotex Territory.
2.2Sublicensing.
(a)Consent; Responsibility. Apotex may grant sublicenses of the rights granted to it under Section 2.1 (Licenses to Coherus) to contractors of Apotex and its Affiliates for the sole purpose of performing

Apotex’s obligations or exercising Apotex’s rights with respect to the Commercialization of Licensed Products in accordance with the terms of this Agreement, without the consent of Coherus so long as such sublicense also satisfies the requirements of Section 2.2(b) (Certain Requirements). Apotex may grant sublicenses under such rights otherwise only with the advance, written consent of Coherus, such consent not to be unreasonably withheld, conditioned, or delayed. Apotex will remain primarily liable to Coherus for the performance of all of Apotex’s obligations under this Agreement and will be liable for any act or failure to act by any such Apotex Affiliate or Sublicensee that if committed (or not committed) by such Person, would be a breach of any of Apotex’s obligations under this Agreement as though the same were a breach by Apotex.
(b)Certain Requirements. Without limiting the foregoing, each sublicense to a Third Party must be granted in writing and (i) must be consistent with, and is and will be subject to, the terms and conditions of this Agreement, and (ii) terminate automatically upon termination of the corresponding licensed rights granted under Section 2.1 (Licenses to Apotex).
(c)Notice; Copy. Apotex will, within thirty (30) days after granting any sublicense to a Sublicensee that is not an agent or a consultant, contract manufacturing organization, contract research organization, local or regional distributor or other similar type contractor acting for or on behalf of Apotex, notify Coherus of the grant of such sublicense and provide Coherus with a copy of such sublicense; provided that Apotex may redact any portion of such sublicense agreement to the extent not necessary for Coherus to determine compliance with this Agreement. Coherus agrees that any copy of such sublicense agreement will be treated as Confidential Information under this Agreement.
2.3Upstream Agreements.
(a)The Licensed Technology Controlled by Coherus pursuant to the ELCA, or any other agreement between Coherus and a Third Party, and licensed to Apotex under this Agreement (collectively, “Upstream Agreements”), is in all cases subject to and limited in all respects to the applicable terms and conditions of the Upstream Agreements.
(b)If any right granted to or obligation imposed on Apotex in this Agreement conflicts with a provision in the ELCA, the applicable provision of the ELCA will control to limit such right or impose additional obligation to the extent necessary to avoid a breach of the ELCA by Coherus.
2.4Third Party IP. During the Term, if Apotex identifies any Patent Right or Know-How owned or controlled by a Third Party that it reasonably believes may be necessary to Commercialize the Licensed Product in the Field in the Apotex Territory (other than pursuant to an Upstream Agreement), or absent a license or agreement with such Third Party to such intellectual property, would be infringed by the Commercialization of the Licensed Product in the Field in the Apotex Territory (“Identified Third Party IP”), then it will promptly inform Coherus of such identification. Unless otherwise agreed by the Parties, as between the Parties, Apotex will have the first right and discretion, at its own cost, to negotiate and enter into an agreement with such Third Party to obtain a license or other similar right under Identified Third Party IP (each such agreement, a “Third Party IP Agreement”) for Apotex to Commercialize the Licensed Product in the Apotex Territory; provided that Apotex will not enter into any Third Party IP Agreement that would preclude Coherus from obtaining rights to Third Party intellectual property related to the Licensed Product outside the Apotex Territory.
2.5Arising Technology. Any and all Know-How developed, created, conceived, or reduced to practice during the Term solely by or on behalf of Apotex or any of its Affiliates in the performance of activities under this Agreement will be solely owned by Coherus (“Arising Technology”). Apotex hereby assigns to Coherus all of its rights, title and interests in, to and under all Arising Technology. Apotex will promptly disclose to Coherus any Arising Technology developed, created, conceived, or reduced to practice by or on behalf of Apotex or any of its Affiliates during the Term. Apotex will not file any patent applications Covering Arising Technology.
2.6IP Ownership. As between the Parties, each Party will retain all rights, title and interest in and to any intellectual property rights such Party owns or controls as of the Effective Date, and any intellectual property rights or generated or obtained by or on behalf of such Party or its Affiliates outside of the scope of performance of this Agreement.
2.7Execution of Instruments. Apotex agrees to execute and deliver or cause its and its Affiliates’ employees or agents to execute and deliver, to Coherus all instruments of transfer and assignment as may be requested by Coherus to fully-vest in Coherus its ownership rights in Arising Technology.
2.8Technology Transfer; Transfer Assistance.
(a)Within ten (10) Business Days of receiving the upfront payment set out in Section 6.1(a) (Upfront License Fee), Coherus will transfer to Apotex (i) electronic copies of all relevant Regulatory Materials and appropriate documents, data, regulatory correspondence, clinical and pre-clinical data, or other Know-How included within the Licensed Know-How existing as of the Effective Date; and (ii) a copy of the current U.S. Dossier, including any changes, amendments and updates thereto arising after the Effective Date. During the Term, upon Apotex’s reasonable written request, Coherus will transfer to Apotex any Regulatory Materials and appropriate documents, data, regulatory correspondence, clinical and pre-clinical data, or other Know-How included within the Licensed Know-How arising after the Effective Date, in each case, that is in Coherus’s Control and has not been previously transferred to Apotex. Coherus will be responsible for all reasonable costs of technology transfer to Apotex, but excluding costs of assisting Apotex with understanding and using the transferred materials, the costs for which assistance are set forth in Section 2.8(b) below.
(b)During the Term, upon Apotex’s reasonable request, Coherus will use commercially reasonable efforts to answer questions and provide clarifications related to the Regulatory Materials, appropriate documents, data, regulatory correspondence, clinical and pre-clinical data, and other Licensed Know-How transferred to Apotex pursuant to Section 2.8(a) (“Transfer Assistance”). The Transfer Assistance will be limited to the interpretation or content of the Regulatory Materials, appropriate documents, data, regulatory correspondence, clinical and pre-clinical data, and other Licensed Know-How that is transferred to Apotex, and in no event will Coherus be obligated to conduct any clinical studies or provide further strategic guidance, analysis, or other consulting services relating to Apotex’s efforts to Commercialize the Licensed Products. Coherus will provide up to [***] of Transfer Assistance at no cost to Apotex. Thereafter, Coherus will provide Apotex with Transfer Assistance at the FTE Rate for such services. To the extent any Transfer Assistance requires Coherus to engage a Third Party service provider to perform, the costs of such activities will be agreed upon by the Parties and paid exclusively by Apotex (“External Costs”). For clarity, except as reasonably agreed to by the Parties, all assistance provided pursuant to this Section 2.8(b) will be provided remotely (e.g., through e-mail, telephone or video conferences) or through Apotex personnel visits to Coherus sites and will not require travel by Coherus personnel. Coherus will invoice Apotex for all Personnel Costs and External Costs on a quarterly basis, and Apotex will pay each such invoice within [***] of its receipt of such invoice. In addition, upon Apotex’s reasonable written request and at Apotex’s sole cost and expense, Coherus will use commercially reasonable efforts to conduct, either itself or through its service providers or contractors, non-clinical studies or analysis necessary for Apotex to obtain or maintain Regulatory Approval in the Apotex Territory.
2.9Exclusivity.
(a)Non-Compete & Sublicense. All of the non-compete and other provisions set out in the Non-Compete Restrictions Agreement are incorporated by reference in their entirety as if fully set forth herein and shall apply to this Agreement.
(b)Acquisition by Third Parties. If either Party undergoes a Change of Control with a Third Party that is (either directly or through an Affiliate, or in collaboration with another Third Party) performing Competitive Activities with respect to one or more Competitive Products in the Apotex Territory at the closing of the Change of Control transaction, then it will not be in breach of the restrictions set forth in Section 2.9(a) (Non-Compete) due to such Change of Control with such a Third Party, and such Third Party may continue to perform, or commence the performance of, the applicable Competitive Activities with respect to such Competitive Products after such Change of Control transaction as long as: (i) such Party notifies the other Party of the Change of Control and the nature of the Competitive Activities following the closing of such Change of Control, (ii) no Licensed Technology is used by or on behalf of such Party or its Affiliates in more than a de minimis fashion in connection with any subsequent clinical development or Commercialization of such Competitive Products, and (iii) such Party and its Affiliates institute commercially reasonable technical and administrative safeguards to ensure the requirements set forth in the foregoing clause (ii) are met, including by creating “firewalls” between the personnel working on such Competitive Products and the personnel working on the Licensed Products or having access to data from activities performed under this Agreement or Confidential Information of the other Party. If (A) Apotex is the Party that undergoes such a Change of Control, (B) the Third Party acquirer or any of its Affiliates is performing Competitive Activities with respect to one or more Competitive Products in the Apotex Territory at the closing of the Change of Control transaction, and (C) on [***] separate occasions (which more or may not be consecutive) the Net Sales of the Licensed Product drop from one (1) Calendar Quarter to the next Calendar Quarter, then Coherus must promptly notify Junshi of such result. If any such drop in Net Sales is not (1) by written agreement of the Parties, (2) caused by Coherus’s uncured failure to perform its applicable obligations under and in accordance with this Agreement (such that Apotex is prevented or hindered from performing any such activities that would have advanced the development or Commercialization of the Licensed Product but for such breach by Coherus), (3) prevented by Applicable Law, or (4) prevented by a Force Majeure, then, Coherus will have the right to require that Apotex or such Third Party acquirer (and Apotex or such Third Party acquirer will), at Coherus’s election, to: (I) divest, or cause its relevant Affiliates to divest, whether by sale, assignment, exclusive license or otherwise, its interest in the applicable Competitive Products within [***] following such notice by Coherus; (II)  terminate any further Competitive Activities with respect to such Competitive Products within [***] following such notice by Coherus; or (III) provide a notice of termination under Section 10.5 (Termination for Material Breach) within [***] after such notice by Coherus.
(c)Acquisition of Third Parties. If a Party or any of its Affiliates merges or consolidates with, or otherwise acquires a Third Party (whether such transaction occurs by way of a sale of assets, merger, consolidation, or similar transaction) (the “Acquiring Party”) and at such time such Third Party is performing Competitive Activities with respect to one or more Competitive Products or is engaged in activities that would otherwise constitute a breach of Section 2.9(a) (Non-Compete), then, unless the Parties agree otherwise in writing, such Acquiring Party will not be in breach of Section 2.9(a) (Non-Compete) if such Party notifies the other Party of the Change of Control and the nature of the Competitive Activities promptly after the closing thereof and thereafter does one of following: (i) divests, or cause its relevant Affiliates to divest, whether by sale, assignment, exclusive license or otherwise, its interest in such Competitive Products within [***] following such acquisition; (ii)  terminates any further Competitive Activities with respect to such Competitive Products within [***] following such acquisition; (iii) if the Acquiring Party is Apotex, provide within [***] after the closing of such acquisition a notice of termination under Section 10.2 (Termination for Convenience). The Acquiring Party will notify the other Party as to whether it intends to select option (i), (ii), or (iii) above within [***] following the closing of such acquisition. The Acquiring Party will keep the other Party reasonably informed of its efforts and progress in effecting such divesture or termination until the Acquiring Party completes the same. If the Acquiring Party selects either option (i) or (ii) above, then until the divestiture or termination is complete, it will ensure that (A) no Licensed Technology is used by or on behalf of the Acquiring Party or its Affiliates in more than a de minimis fashion in connection with any subsequent clinical Development or Commercialization of such Competitive Products, and (B) the Acquiring Party and its Affiliates institutes commercially reasonable technical and administrative safeguards to ensure the requirements set forth in the foregoing clause (A) are met, including by creating “firewalls” between the personnel working on such Competitive Products and the personnel working on the Licensed Products or having access to data from activities performed under this Agreement or Confidential Information of the other Party.
2.10New Indications.
(a)If Coherus seeks to obtain Regulatory Approval of any New Indication for the Licensed Product in the United States during the Term, Coherus will deliver a written notice to Apotex informing Apotex of its submission of an application for Regulatory Approval of such New Indication for the Licensed Product to the FDA within [***] of such submission. Apotex will notify Coherus in writing if it intends to obtain Regulatory Approval in the Apotex Territory for such New Indication, and if so, Coherus will provide Apotex with all Regulatory Materials (including any updates to the U.S. Dossier) in Coherus’s possession and control relating to such New Indication and all other supporting information, materials, Licensed Product data and documentation that is reasonably requested by Apotex to the extent such items are in Coherus’s possession and control, in each case, that are required by the Regulatory Authority in the Apotex Territory in order for Apotex to obtain the New Indication for the Licensed Product.
(b)If Apotex obtains Regulatory Approval for any New Indication in the Apotex Territory, it will notify Coherus within [***] of such approval and pay Apotex the applicable milestone payment set forth in Section 6.1(b). Any such New Indications will be included in Apotex’s license under the Licensed Technology and right to use the Dossier and/or Regulatory Materials, and the Regulatory Materials and other supporting documentation provided to Apotex for such New Indication will be included within the Licensed Know-How. For the avoidance of doubt, the Parties agree that any New Indications added pursuant to this Section 2.10 (New Indications) will be subject to the exclusivity provisions set forth in Section 2.9 (Exclusivity).
2.11No Implied Licenses; Retained Rights. Except as explicitly set forth in this Agreement, neither Party grants to the other Party any license or other rights, express or implied, under any intellectual property rights (whether by implication, estoppel, or otherwise). Notwithstanding the exclusive license granted to Apotex in Section 2.1 (License to Apotex), Coherus retains rights under the Licensed Technology to (and to grant its Affiliates and Third Parties the right to), within the Apotex Territory: (i) conduct research and development of the Licensed Product, including conduct Clinical Trials in the Apotex Territory for any purpose, provided that Coherus informs Apotex in writing, and (ii) manufacture or have manufactured

Licensed Products in the Apotex Territory for supply to Apotex in the Apotex Territory and for export to, and use and sale outside of, the Apotex Territory, provided that Coherus informs Apotex in writing.
Article 3.Regulatory
3.1General. Apotex acknowledges and agrees that as of the Effective Date, no Regulatory Materials specifically intended for obtaining Regulatory Approval of the Licensed Product in the Apotex Territory has been prepared by Coherus or submitted to a Regulatory Authority. Apotex will use Commercially Reasonable Efforts to seek, obtain and maintain the Regulatory Approval in Apotex’s name (as the holder) and Regulatory Approval of the Licensed Product in the Apotex Territory at its own cost. Apotex will be solely responsible for preparing all Regulatory Materials and making all appropriate filings to appropriate Regulatory Authorities, to gain Regulatory Approval for the Licensed Product in the Apotex Territory and maintaining such Regulatory Approval during the Term, and Apotex will solely own all such Regulatory Materials and Regulatory Approvals. Apotex will also be solely responsible for communicating with Regulatory Authorities regarding the Licensed Product in the Apotex Territory. All Regulatory Materials prepared pursuant to this Agreement relating to the Licensed Product in the Apotex Territory will be owned by, and will be the sole property and held in the name of, Apotex or its Affiliate, Sublicensee or its or their designee. Subject to Section 3.6, at Apotex’s reasonable written request, Coherus will provide Apotex with copies of stability study data with respect to shelf life for the packaging format for the Licensed Product supplied to Apotex, annual product quality reports relating to the Licensed Product in the United States and a summary of drug substance site audit reports (which, for clarity, will not include copies of the actual audit reports) for the Licensed Product in the United States, in each case, to the extent in Coherus’s possession and control and permitted under Applicable Laws. Coherus will have the right to cross reference the Regulatory Materials in the Apotex Territory owned or Controlled by Apotex for use in connection with the Licensed Product in the U.S.
3.2U.S. Dossier
(a)Provision of U.S. Dossier. Coherus will provide Apotex with a copy of the current U.S. Dossier in eCTD format in the form filed with the FDA in accordance with Section 2.8(a). Apotex will not modify the U.S. Dossier or use the U.S. Dossier except as expressly permitted herein.
(b)Preparation of Dossier. Apotex will use Commercially Reasonable Efforts to prepare the Dossier and all Regulatory Materials necessary for Regulatory Approval of the Licensed Product in the Apotex Territory.
(c)Dossier Compliance Warranty. Coherus represents and warrants to Apotex that the U.S. Dossier complies with all Applicable Laws in the United States and has been accepted by the FDA.
3.3Regulatory Audit. At Apotex’s reasonable request, Coherus will permit Apotex to access Coherus’s records, and will use commercially reasonable efforts to obtain approval from Coherus’s Clinical Trial service provider’s records to allow Apotex to access such service provider’s records, in order to perform regulatory audits to review any Clinical Trial data, systems and related documentation relevant to the Licensed Product in the Apotex Territory. The costs of such audit will be borne by Apotex. Such audits may only be conducted during normal business hours upon reasonable prior written notice to Coherus, and may not be conducted more than [***] per Calendar Year unless there are reasonable grounds for conducting a further for-cause audit.

3.4Master Files. Coherus will use commercially reasonable efforts to make available, or use commercially reasonable efforts to cause its raw materials suppliers, including for packaging components, to make available, to the applicable Regulatory Authority the master files referenced in the U.S. Dossier and Dossier. At Apotex’s reasonable written request, Coherus will use commercially reasonable efforts to obtain supporting documentation from its Third Party suppliers of the Licensed Product that Apotex is required to provide for Regulatory Approval in the Apotex Territory.
3.5PRCI. Subject to Section 2.8(b), Coherus will use commercially reasonable efforts to support Apotex in completing its requirements for the Regulatory Authority’s public release of clinical information process with respect to the Licensed Product in the Apotex Territory.
3.6Support From Coherus. Without limiting Section 3.1 (General), at Apotex’s reasonable request, Coherus will support Apotex with its regulatory activities by providing to Apotex all documents and other materials in Coherus’ possession and control that are required by the Regulatory Authorities, and a right of cross reference thereto, to the extent such documents or other materials are necessary or reasonably useful for Apotex to obtain Regulatory Approval for the Licensed Product in the Apotex Territory or maintain such Regulatory Approval during the Term. Apotex will promptly reimburse Coherus for any reasonable internal and out-of-pocket costs (including External Costs) incurred by Coherus in connection with supporting Apotex’s regulatory activities upon receipt of an invoice therefor from Coherus. If any document or other material reasonably requested by Apotex to support its regulatory activities for the Licensed Product in the Apotex Territory is not in Coherus’s Control, but is otherwise under Junshi’s possession or control and can be made available to Coherus pursuant to the ELCA, then Coherus will use Commercially Reasonable Efforts to gain Control of such document or material from Junshi in accordance with the terms and conditions of the ELCA; provided that if any payment is required to be paid to Junshi pursuant to the ELCA in order for Coherus to obtain such document or material from Junshi, then Apotex will reimburse Coherus as follows: (a) if such document or material is solely for use by Apotex in connection with the Licensed Product in the Apotex Territory, then Apotex will reimburse Coherus for the full amount of the payment made to Junshi in connection therewith; and (b) if such document or material is for use by both Apotex in connection with the Licensed Product in the Apotex Territory and by Coherus in connection with the Licensed Product outside of the Apotex Territory, then Apotex will reimburse Coherus for [***] of the payment made to Junshi in connection therewith.
3.7Information Sharing. Apotex will keep Coherus informed of receipt of any Regulatory Approval in the Apotex Territory for the Licensed Product within [***] after approval thereof and provide copies of any applications for Regulatory Approval (in its original language) in the Apotex Territory to Coherus within [***] after filing. Apotex will disclose to Coherus within [***] of the occurrence of any communication with a Regulatory Authority in the Apotex Territory that Apotex reasonably determines (a) would likely have a material impact on obtaining Regulatory Approval for the Licensed Product in the Apotex Territory, and (b) would indicate that the Regulatory Authority will require specific pre-approval or post-approval commitments or requirements for Regulatory Approval or Commercialization in the Apotex Territory. Except as may be required under Applicable Law, Apotex will not communicate with any Regulatory Authority outside of the Apotex Territory regarding any Regulatory Approval of a Licensed Product outside of the Apotex Territory.

3.8Notification of Certain Events.

(a)Apotex will promptly notify Coherus in writing upon the occurrence of any of the following events with respect to the Licensed Product in the Apotex Territory:
(i)acknowledgement of submission of any application for Regulatory Approval for the Licensed Product;
(ii)issuance of a Screening Acceptance Letter for the Licensed Product from Health Canada;
(iii)issuance of a Clarifax or Rejection Letter from Health Canada;
(iv)issuance of other notices, such as a Notice of Compliance, a Notice of Non-Compliance or a Notice of Deficiency, from Health Canada; and
(v)any pending litigation, governmental investigation, proceeding, or action involving the Licensed Product in the Apotex Territory.
(b)Coherus will promptly notify Apotex in writing if Coherus becomes aware of any pending litigation, governmental investigation, proceeding, or action involving the Licensed Product in the Apotex Territory to the extent that Coherus can provide such information to Apotex without breaching its obligations of confidentiality to any Third Party or violating any Applicable Laws.

3.9Right of Reference.
(a)Coherus will grant, and hereby does grant, to Apotex a right of reference to all Regulatory Approvals and Regulatory Materials pertaining to the Licensed Product Controlled by Coherus or its Affiliates, subject to reimbursement by Apotex of costs paid by Coherus to Junshi for access to materials and documents from Junshi. Apotex may use such right of reference to such Regulatory Approvals and Regulatory Materials solely for the purpose of seeking, obtaining, maintaining and supporting Regulatory Approval of the Licensed Product in the Apotex Territory.
(b)Apotex will grant, and hereby does grant, to Coherus a right of reference to all Regulatory Approvals and Regulatory Materials pertaining to the Licensed Product Controlled by Apotex or its Affiliates, and Coherus will have the right to sublicense such right of reference to Junshi. Coherus (and Junshi) may use such right of reference to such Regulatory Approvals and Regulatory Materials solely for the purpose of seeking, obtaining, supporting, and maintaining Regulatory Approval of the Licensed Products outside the Apotex Territory.
3.10Pharmacovigilance. Apotex will be solely responsible for collecting safety data, reporting adverse events and monitoring prescription events relating to the Licensed Product in the Apotex Territory. Promptly after the Effective Date, Apotex will negotiate in good faith and enter into an agreement with Coherus regarding safety and pharmacovigilance procedures for the Parties with respect to the Licensed Products in the Apotex Territory, as well as the sharing and exchange of safety data, reporting of adverse events and monitoring of prescription events between Apotex and Coherus (the “Coherus-Apotex Pharmacovigilance Agreement”). The Coherus Apotex Pharmacovigilance Agreement will contain terms (a) no less stringent than those required by ICH or other applicable guidelines in order to allow the Parties to meet Applicable Laws and other applicable regulatory requirements regarding the management of safety data in the Apotex Territory and (b) that allow Coherus to share any data received from Apotex with Junshi and otherwise enable Coherus to comply with the Pharmacovigilance Agreement by and between Coherus and Junshi, dated June 13, 2022. The Coherus-Apotex Pharmacovigilance Agreement will also provide for reimbursement by Apotex of Coherus’s internal and out-of-pocket costs and expenses associated with assisting Apotex with reporting adverse events within the Apotex Territory.

Article 4.Commercialization
4.1General and Exportation Outside Apotex Territory

(a) General. Apotex (itself or through its Affiliates or Sublicensees or its or their designee(s)) will have the sole right, using Commercially Reasonable Efforts at its sole cost and expense, to market, promote, invoice and book sales, establish all terms of sale (including pricing and discounts) and warehousing, distribute and otherwise Commercialize the Licensed Product in the Apotex Territory after Regulatory Approval of the Licensed Product.

(b) Exportation Outside of Apotex Territory. Apotex will not knowingly or intentionally sell or transfer the Licensed Product to a distributor if Apotex has reasonable grounds to believe that such distributor will resell or export the Licensed Product outside of the Apotex Territory. Apotex will take commercially reasonable efforts to: (i) monitor such distributors to ensure that such distributors are not selling or transferring Licensed Product, sold to the distributor by Apotex to outside of the Apotex Territory; and (ii) attempt to cease such distributor’s from selling or transferring the Licensed Product to outside the Apotex Territory if Apotex becomes aware that Apotex sold Licensed Product to such distributor.

4.2Labeling.
(a)Subject to Section 4.3 (Alternative Marks), all Licensed Product Commercialized by Apotex, its Affiliates or Sublicensees or its or their designee(s) in the Apotex Territory will be Labeled with the Licensed Mark and, subject to the Supply Agreement, Coherus will supply all finished Product to Apotex with Health Canada compliant Labeling. Apotex will not change or vary such Labeling except as permitted by Section 4.3 (Alternative Marks) or otherwise required by Applicable Law.
(b)All displays of the Licensed Mark in all sales and marketing materials will be in conformity with the trademark and brand guidelines set forth on Schedule 4.2 (Brand Guidelines) attached hereto, as may be amended by Coherus from time to time during the Term. Apotex will provide Coherus with key messages and exemplars and/or representative samples of the initial drafts of sales or marketing materials containing the Licensed Mark that Apotex plans to submit to Regulatory Authorities, and Coherus will have the right to comment on any such materials within [***] of its receipt of such copies, and Apotex will consider such comments in good faith. Apotex acknowledges and agrees that all use of the Licensed Mark and the goodwill generated thereby will inure solely to the benefit of Coherus. Apotex agrees not to use or file any application to register any trademark or trade name in the Apotex Territory that is confusingly similar to the Licensed Mark, as interpreted by Applicable Law in the Apotex Territory.
4.3Alternative Marks.
(a)Apotex will use Commercially Reasonable Efforts to obtain Regulatory Approval to use the Licensed Mark for the Licensed Product in the Apotex Territory and maintain the Licensed Mark in the Apotex Territory for such use. Apotex with notify Coherus within [***] if, despite such Commercially

Reasonable Efforts, the Licensed Mark is rejected by Health Canada, the Canadian Intellectual Property Office or other applicable Regulatory Authorities, or is otherwise unable to use the Licensed Mark under Applicable Law. In such case, Apotex may select and register its own trademark(s) to market the Licensed Product in the Apotex Territory (“Alternative Marks”), and Apotex will be responsible for preparing, selecting, registering, prosecuting and maintaining any Alternative Marks at its sole cost and expense. Apotex will provide Coherus with final versions of any Alternative Marks for the Licensed Product and provide an annual update to Coherus regarding the filing and prosecution of such trademarks.
(b)In the event that Apotex uses an Alternative Mark to Commercialize the Licensed Product in the Apotex Territory, Apotex grants to Coherus a non-exclusive, fully-paid, sublicensable, non-transferable license under the Alternative Mark(s) to carry out is obligations under this Agreement and the Supply Agreement. Except as expressly set forth herein (including Section 10.9 (Effect of Expiration or Termination), Coherus will not acquire any right, title or interest in and to any Alternative Marks.
4.4Commercialization Report. Within [***] of the end of each Calendar Quarter following the first Regulatory Approval for the Licensed Product in the Apotex Territory, Apotex will provide a written report summarizing the Commercialization activities performed by or on behalf of Apotex and its Affiliates and Sublicensees in the Apotex Territory for the Licensed Products, such as [***] and [***], since the prior such report provided by Apotex or, in the case of the first such report, since the date of first Regulatory Approval. Such reports will be Confidential Information of Coherus and subject to the terms of Article 7 (Confidentiality). Without limiting the foregoing, upon Coherus’ reasonable request, Apotex will use commercially reasonably efforts to promptly provide to Coherus additional information regarding Apotex’s Commercialization of the activities for the Licensed Product in the Apotex Territory to the extent necessary for Coherus to comply with its reporting obligations to Junshi under the ELCA, provided that: (i) Apotex can readily obtain and provide such information at no cost and expense to Apotex, and if there is a cost and expense, then Coherus may request Apotex to obtain such information provided that Coherus bears such cost and expense; and (ii) Apotex is not prohibited or restricted due to confidentiality restrictions or Applicable Law, including privacy legislation, from providing such information.
Article 5.Supply.
5.1Commercial Supply. This Agreement is subject to the execution of a commercial supply agreement governing the terms and conditions under which Coherus will supply Apotex with commercial quantities of Licensed Product (the “Supply Agreement”). The execution of this Agreement and the execution of the Supply Agreement are considered performed simultaneously and neither of them will be deemed to have been undertaken until both have been executed.
5.2Pre-Regulatory Approval Supply. Coherus will supply to Apotex all quantities of Licensed Product ordered by Apotex to support activities necessary for obtaining Regulatory Approval of the Licensed Product in the Apotex Territory in accordance with the terms and conditions of the Supply Agreement. Coherus will provide such supplies of Licensed Product to Apotex at Coherus’s out-of-pocket costs paid to its supplier for such Licensed Product plus reasonable overhead costs incurred by Coherus in connection with procuring such supplies of Licensed Product for Apotex as set forth in the Supply Agreement.
Article 6.Financial
6.1Payments.

(a)Upfront License Fee. In partial consideration of the exclusive right and license Coherus grants to Apotex hereunder, Apotex will pay to Coherus the following non-refundable, upfront payments: (i) six million two hundred fifty thousand United States Dollars ($6,250,000 USD) upon the execution of this Agreement and Supply Agreement, and (ii) the equivalent of [***] in United States Dollars equivalent in accordance with Section 6.2 (Currency) below, no later than [***] after the date upon which Health Canada grants to Apotex Regulatory Approval for the Licensed Product for an Indication for the treatment of [***]. For clarity, the foregoing milestone payment set forth in clause will only be payable once and this payment is separate and exclusive from any payments for New Indications as set out below in Section 6.1(b).
(b)New Indication Milestone Payment. Apotex will notify Coherus of any Regulatory Approval of a New Indication(s) for the Licensed Product in the Apotex Territory in accordance with Section 2.10 (New Indications). Apotex will pay to Coherus the applicable milestone payment described in the table below for each Regulatory Approval of a New Indication for the Licensed Product in the Apotex Territory within [***] after notifying Coherus of obtaining such Regulatory Approval. For clarity, the milestone payments set forth in this clause will only be payable once.

New Indication	Milestone Payment (CAD)
[***]	[***]
[***]	[***]
[***]	[***]

(c)Commercial Milestone Payments. Apotex will notify Coherus of the first achievement of each commercial milestone event described in the table below within [***] after the end of the Calendar Quarter in which such commercial milestone event is first achieved. Apotex will pay Coherus each of the one-time commercial milestone payment described in the table below within [***] after notifying Coherus of the achievement of a relevant milestone event. For avoidance of doubt, each of the milestone payments is only payable once and such payments are not stacked payments. The maximum aggregate milestone payment amount under this Section 6.1(c) (Commercial Milestone Payments) is [***].

Commercial Milestone Event	Milestone Payment (CAD)
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]

Commercial Milestone Event	Milestone Payment (CAD)
[***]	[***]

For clarity, “aggregate annual Net Sales” as set out in the above table will mean the total Net Sales in a calendar year.

(d)Royalties.
(i)As partial consideration for the Licensed granted hereunder, during the Term, Apotex will pay to Coherus a royalty of [***] percent ([***]%) on all Net Sales of the Licensed Product in the Apotex Territory.
(ii)Following the First Commercial Sale of the Licensed Product in the Apotex Territory and continuing until there are no Licensed Products being Commercialized in the Apotex Territory, Apotex will deliver to Coherus within [***] after the end of each Calendar Quarter a report summarizing the total Net Sales of the Licensed Product in the relevant Calendar Quarter in local currency, including the quantity of Licensed Product sold by Apotex, its Affiliates and Sublicensees, the revenues arising from such sales of Licensed Product and the calculated royalty due to Coherus. Within [***] after the end of each Calendar Quarter, Apotex will pay the royalties to Coherus in U.S. Dollars.
6.2Currency. All amounts due hereunder whether stated in United States Dollars or Canadian Dollars will be paid in, U.S. dollars at the $U.S./CAD exchange middle rate as quoted by the Wall Street Journal on the date that the amounts become due.
6.3Records. During the Term and for a period of [***] after the expiry or earlier termination of this Agreement, Apotex will, and will require its Affiliates to, maintain accurate records relating to Net Sales of the Licensed Product.
6.4Audit. Once per each [***] period from the date of First Commercial Sale, Apotex agrees to make its records relating to payment of commercial milestones and royalties available for examination by Coherus’s independent certified public accountant (reasonably acceptable to Apotex) to examine, in confidence, Apotex’s records as may be necessary to determine the correctness of any payment of milestones and royalties hereunder made by Apotex. The report of such accountant will be limited to a certificate verifying any report made or payment submitted by Apotex during such period but may include, in the event the accountant will be unable to verify the correctness of any such payment, information relating to why such payment is unverifiable. All information contained in any such certificate will be deemed to be the Confidential Information of Apotex hereunder. If any audit performed under this Section 6.4 (Audit) will indicate that any payment due hereunder was underpaid, Apotex will promptly pay the amount of any underpayment. If any audit performed under this Section 6.4 (Audit) will indicate that Apotex’s total payments during any calendar year was in error to Coherus’ detriment by more than [***] for any such Calendar Year, Apotex will reimburse Coherus for the cost of the audit.
6.5Taxes. All amounts due under this Article 6 (Financial) will exclude all applicable sales, use, and other taxes and duties, and Apotex will be responsible for payment of all such taxes (other than taxes based on Coherus’s income), arising from the payment of amounts due under this Agreement. The Parties agree to cooperate with one another and use reasonable efforts to avoid or reduce tax withholding or similar obligations in respect of payments made by Apotex to Coherus under this Agreement. To the extent Apotex is required to deduct and withhold taxes on any payment to Coherus, Apotex will pay the amounts of such taxes to the proper governmental authority in a timely manner and promptly transmit to Coherus official receipts issued by the appropriate taxing authority and/or an official tax certificate, or such other evidence as Coherus may reasonably request, to establish that such taxes have been paid. Coherus will provide Apotex any tax forms that may be reasonably necessary in order for Apotex to not withhold tax or to withhold tax at a reduced rate under an applicable bilateral income tax treaty. Coherus will use reasonable efforts to provide any such tax forms to Apotex at least [***] before the due date for any payment for which Apotex desires that Coherus apply a reduced withholding rate. Each Party will provide the other with reasonable assistance to enable the recovery, as permitted by Applicable Law, of withholding taxes, value added taxes, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding tax or value added tax.

Article 7.Confidentiality
7.1Confidentiality; Exceptions. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, during the Term and for [***] thereafter, the Parties agree that the receiving Party will keep confidential and will not publish or otherwise disclose or use for any purpose other than as provided for in this Agreement any information and materials furnished to such Party or any of its Affiliates by or on behalf of the other Party or any of its Affiliates or generated pursuant to this Agreement (collectively, “Confidential Information”). For any Confidential Information that constitutes trade secrets of either Party, the foregoing non-disclosure obligations will continue for as long as such Confidential Information remains trade secrets under Applicable Law. Each Party will take all commercially reasonable measures necessary to protect the Confidential Information of the other Party, including but not limited to taking at least those precautions it takes to protect its own Confidential Information.
(a)Specific Examples of Confidential Information. Confidential Information of a Party or any of its Affiliates will include all confidential, sensitive, proprietary, or non-public information and materials disclosed by such Party or any of its Affiliates or their respective designees, regardless of whether such information is marked as “Confidential,” “Proprietary,” or with similar designation at the time of disclosure. Confidential Information will also include information that by its nature can reasonably be expected to be considered Confidential Information by the receiving Party. Know-How disclosed orally will not be required to be identified as such to be considered Confidential Information. The terms of this Agreement and all Licensed Know-How will be deemed to be Confidential Information. All reports delivered by one Party to the other Party hereunder will be the Confidential Information of the providing Party.
(b)Exceptions. Notwithstanding the foregoing, Confidential Information will not include any information to the extent that it can be established by written documentation by the receiving Party that such information (i) was already known to the receiving Party, other than under an obligation of confidentiality (except to the extent such obligation has expired or an exception is applicable under the relevant agreement pursuant to which such obligation was established), at the time of disclosure, (ii) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party, other than through any act or omission of the receiving Party in breach of this Agreement, (iii) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement, (iv) was independently developed by the receiving

Party without use of or reliance upon the Confidential Information of the disclosing Party, as demonstrated by written documentation prepared contemporaneously with such independent development, or (v) was disclosed to the receiving Party, other than under an obligation of confidentiality (except to the extent such obligation has expired or an exception is applicable under the relevant agreement pursuant to which such obligation was established), by a Third Party who had no obligation to the disclosing Party not to disclose such information to others.
(c)Ownership of Confidential Information. Each Party acknowledges that the other Party owns all right, title, and interest in and to its Confidential Information. Except as provided for in this Agreement, neither Party will acquire any right whatsoever in the Confidential Information of the other Party because of its disclosure pursuant to this Agreement to the receiving Party. Disclosure of Confidential Information to a Party will not be construed as granting a licence or a right with respect to any intellectual property rights associated with the Confidential Information that the disclosing Party may now or hereafter own or under which it may now or hereafter hold licensing rights, except as expressly provided for in this Agreement.
(d)Injunctive Relief. Each Party acknowledges both (i) that the release or use of the Confidential Information of the other Party other than as set out herein would be highly detrimental to the disclosing Party, and (ii) that the right of each Party to maintain the confidentiality and ownership of its Confidential Information constitutes a proprietary right which each Party is entitled to protect. Should a receiving Party fail to comply with the confidentiality obligations in this Agreement, such failure is deemed to cause irreparable harm to the disclosing Party for which damages alone will not be an adequate remedy and for which the disclosing Party is entitled to injunctive relief in addition to any other remedies. Each Party hereby consents to the granting of an injunction to enforce the provisions hereof, subject to any defences it may have with respect thereto.
7.2Authorized Disclosure.
(a)Permitted Disclosure. Except as expressly provided otherwise in this Agreement, each Party may use and disclose Confidential Information of the other Party solely as follows: (i) under appropriate confidentiality provisions (or professional standards of confidentiality) substantially equivalent to those in this Agreement, (A) in connection with the performance of its obligations or as necessary or useful in the exercise of its rights under this Agreement, including the right to grant licenses or sublicenses as permitted hereunder, (B) to the extent such disclosure is reasonably necessary or useful in conducting Clinical Trials under this Agreement, or (C) to actual or potential (sub)licensees, acquirers or assignees, collaborators, advisors (including lawyers and accountants), investment bankers, investors or lenders, in each case, on a need to know basis; (ii) to comply with applicable governmental regulations with respect to performance under this Agreement (including any disclosure to any securities exchange), obtaining Regulatory Approval or fulfilling post-approval regulatory obligations for the Licensed Product, or otherwise required by Applicable Law; provided, however, that if a Party is required by Applicable Law or the rules or requests of any securities exchange to make any such disclosure of the other Party’s Confidential Information then it will, except where impracticable for necessary disclosures (for example, in the event of medical emergency), give reasonable advance notice to the other Party of such disclosure requirement and, in each of the foregoing, use commercially reasonable efforts to secure confidential treatment of such Confidential Information required to be disclosed and will limit the disclosure of that Confidential Information required to be disclosed; or (iii) to the extent agreed to in writing by the Parties.

(b)Disclosure to SEC. Each Party acknowledges and agrees that the other Party may submit this Agreement to the U.S. Securities and Exchange Commission (the “SEC”) or another Regulatory Authority having jurisdiction over a stock exchange in which a Party is listed, and if a Party does submit this Agreement to the SEC or such other Regulatory Authority, then such Party agrees to consult with the other Party with respect to the preparation and submission of, a confidential treatment request for this Agreement. If a Party is required by Applicable Law to make a disclosure of the terms of this Agreement in a filing with or other submission to the SEC or such other Regulatory Authority, and (i) such Party has provided copies of the disclosure to the other Party as far in advance of such filing or other disclosure as is reasonably practicable under the circumstances, (ii) such Party has promptly notified the other Party in writing of such requirement and any respective timing constraints, and (iii) such Party has given the other Party a reasonable time under the circumstances from the date of notice by such Party of the required disclosure to comment upon, request confidential treatment or approve such disclosure, then such Party will have the right to make such public disclosure at the time and in the manner reasonably determined by its counsel to be required by Applicable Law.
(c)Press Release. Other than public disclosure permitted by Section 7.2(a) (Permitted Disclosures) or Section 7.2(b) (Disclosure to SEC) and disclosures required by Applicable Law and rules of applicable stock exchanges, the Parties agree that the portions of any other news release or other public announcement relating to this Agreement or the performance hereunder that would disclose information that is not already in the public domain, must be reviewed and discussed by both Parties and must be approved by Junshi in addition to the Parties. If a Party wishes to issue any press release or other similar public communication relating to this Agreement, its subject matter, or the transactions covered by it, or the activities of the Parties under or in connection with this Agreement other than a press release or public announcement required to comply with the rules and regulations promulgated by the SEC or another Regulatory Authority, and such Party has obtained the other Party’s and Junshi’s prior written approval, then such Party will provide the other Party reasonable opportunity to review and comment on any such press release or public communication at least [***] in advance thereof (to the extent permitted under Applicable Law). The issuing Party will act in good faith to incorporate any comments provided by the other Party on such press release or public communication. After a disclosure or other public announcement has been reviewed and approved by both Parties under this Section 7.2 (Authorized Disclosure), either Party may make subsequent public disclosures reiterating such information without having to obtain the other Party’s prior consent and approval, so long as the information in such disclosure or other public announcement remains true, correct, and the most current information with respect to the subject matters set forth therein.
7.3Prior Agreement. This Agreement supersedes the Existing Nondisclosure Agreement. All confidential information exchanged between the Parties under the Existing Nondisclosure Agreement will be deemed Confidential Information of the disclosing Party and will be subject to the terms of this Agreement.
7.4Residual Knowledge. Notwithstanding any provision to the contrary set forth in this Agreement, use or disclosure by an authorized representative of a receiving Party of Confidential Information that is knowledge, technique, experience, or Know-How retained in the unaided memory of such authorized representative of the receiving Party that had authorized access to such Confidential Information (“Residual Knowledge”) will not violate the confidentiality, non-use and nondisclosure obligations set forth in this Article 7 (Confidentiality), provided that such authorized representative did not intentionally memorize such Confidential Information for use outside of this Agreement. Any use made by the receiving Party of any such Residual Knowledge is on an “as is, where is” basis, with all faults and all representations and warranties disclaimed and at its sole risk.

Article 8.Representations and Warranties
8.1Mutual Representations, Warranties, and Covenants. Each Party hereby represents and warrants to the other Party, as of the Effective Date, and covenants, as applicable, as follows:
(a)Corporate Existence and Power. It is a company or corporation duly organized, validly existing, and in good standing under the Applicable Laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement, including the right to grant the licenses granted by it hereunder.
(b)Authority and Binding Agreement. (i) It has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (ii) it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, and binding obligation of such Party that is enforceable against it in accordance with its terms.
(c)No Conflict. It is not a party to and will not enter into any agreement that would prevent it from granting, or otherwise diminish, the rights or exclusivity granted to the other Party under this Agreement or performing its obligations under this Agreement.
(d)Consents. All consents, approvals, and authorizations from all governmental authorities or other Third Parties required to be obtained by such Party in connection with this Agreement have been obtained.
(e)Bankruptcy; Insolvency. It and its Affiliates are not subject to any action or petition, pending or otherwise, for bankruptcy or insolvency in any state, country, or other jurisdiction, and it is not aware of any facts or circumstances that could result in such Party or any of its Affiliates becoming or being declared insolvent, bankrupt, or otherwise incapable of meeting its obligations under this Agreement as they become due in the ordinary course of business.
(f)No Debarment. Neither it nor any of its employees nor to its knowledge, any of the agents performing hereunder, has ever been, is currently, or is the subject of a proceeding that could lead to it or such employees or agents becoming, as applicable, a Debarred Entity or Debarred Individual, an Excluded Entity, or Excluded Individual or a Convicted Entity or Convicted Individual. For purposes of this Agreement, the following definitions will apply:
(i)A “Convicted Individual” or “Convicted Entity” is an individual or entity, as applicable, who has been convicted of a criminal offense that falls within the ambit of 21 U.S.C. §335a (a) or 42 U.S.C. §1320a - 7(a), but has not yet been excluded, debarred, suspended, or otherwise declared ineligible.
(ii)A “Debarred Entity” is a corporation, partnership or association that has been debarred by the FDA pursuant to 21 U.S.C. §335a (a) or (b) from submitting or assisting in the submission of any abbreviated drug application, or a subsidiary or Affiliate of a Debarred Entity.

(iii)A “Debarred Individual” is an individual who has been debarred by the FDA pursuant to 21 U.S.C. §335a (a) or (b) from providing services in any capacity to a person that has an approved or pending drug or biological product application.
(iv)An “Excluded Individual” or “Excluded Entity” is (A) an individual or entity, as applicable, who has been excluded, debarred, suspended or is otherwise ineligible to participate in federal health care programs such as Medicare or Medicaid by the Office of the Inspector General (OIG/HHS) of the U.S. Department of Health and Human Services, or (B) is an individual or entity, as applicable, who has been excluded, debarred, suspended or is otherwise ineligible to participate in federal procurement and non-procurement programs, including those produced by the U.S. General Services Administration (GSA).
8.2Coherus Representations and Warranties. Coherus hereby represents, warrants and covenants to Apotex as follow:
(a)as of the Effective Date, it has the full right, power and authority to grant all of the licenses granted to Apotex under this Agreement;
(b)as of the Effective Date, it has not granted to any Third Party any license or right under Licensed Technology to Commercialize the Licensed Product in the Field in the Apotex Territory;
(c)Coherus has identified to Apotex all Upstream Agreements relevant to the rights granted to Apotex under this Agreement, and the rights granted to Apotex hereunder do not conflict with and are not prohibited by any such Upstream Agreement;
(d)as of the Effective Date, to the knowledge of Coherus, Coherus is not in material breach of any Upstream Agreement;
(e)as of the Effective Date, there is no pending Patent Proceeding that has been commenced by or against Coherus or any of its Affiliates regarding the Licensed Technology or Licensed Product in the Apotex Territory, and to the knowledge of Coherus, no such Patent Proceeding has been threatened as of the Effective Date; and
(f)to its knowledge, as of the Effective Date, it is not in material breach of the ELCA and the ELCA is in full force and effect.
8.3Apotex Representations and Warranties. Apotex hereby represents, warrants and covenants to Coherus as follow:
(a)it will perform its obligations under this Agreement in compliance with all Applicable Laws;
(b)it has qualified personnel and sufficient resources to perform its obligations under this Agreement; and
(c)it, on behalf of itself and its Affiliates, will maintain all material licenses, authorizations, and permits required in the Apotex Territory for performing its obligations under this Agreement.

Article 9.Indemnification; Insurance; Limitation of Liability
9.1Indemnification by Coherus. Subject to the remainder of this Article 9 (Indemnification; Insurance; Limitation of Liability), Coherus will defend, indemnify, and hold Apotex, its Affiliates, and its and their respective officers, directors, employees, and agents (the “Apotex Indemnitees”) harmless from and against any and all liabilities, losses, costs, damages, fees, expenses, or other amounts payable to a Third Party claimant, as well as any reasonable attorneys’ fees and costs of litigation incurred by such Apotex Indemnitees, all to the extent resulting from claims, suits, proceedings, or causes of action brought by or on behalf of such Third Party against such Apotex Indemnitees that arise from or relate to: (a) the development and manufacture of the Licensed Product by or on behalf of Coherus or any of its Affiliates or sublicensees (other than Apotex and its Sublicensees); (b) a breach of any of Coherus’s representations, warranties, or obligations under this Agreement; or (c) the willful misconduct or negligent acts of Coherus or any of its Affiliates; excluding, in each case (a), (b) and (c), any damages or other amounts for which Apotex has an obligation to indemnify any Coherus Indemnitee pursuant to Section 9.2 (Indemnification by Apotex).
9.2Indemnification by Apotex. Subject to the remainder of this Article 9 (Indemnification; Insurance; Limitation of Liability), Apotex will defend, indemnify, and hold Coherus, its Affiliates, and each of their respective officers, directors, employees, and agents (the “Coherus Indemnitees”) harmless from and against any and all liabilities, losses, costs, damages, fees, expenses, or other amounts payable to a Third Party claimant, as well as any reasonable attorneys’ fees and costs of litigation incurred by such Coherus Indemnitees, all to the extent resulting from any claims, suits, proceedings, or causes of action brought by such Third Party against such Coherus Indemnitees that arise from or relate to: (a) the manufacture (solely to the extent Apotex receives the non-exclusive license to manufacture or have manufactured the Licensed Product under Section 2.1(b)) or Commercialization of Licensed Product by or on behalf of Apotex or any of its Affiliates or Sublicensees; (b)  a breach of any of Apotex’s representations, warranties, or obligations under this Agreement; or (c) the willful misconduct or negligent acts of Apotex or any of its Affiliates; excluding, in each case (a), (b) and (c), any damages or other amounts for which Coherus has an obligation to indemnify any Apotex Indemnitee pursuant to Section 9.1 (Indemnification by Coherus).
9.3Indemnification Procedures. The Party claiming indemnity under this Article 9 (Indemnification; Insurance; Limitation of Liability) (the “Indemnified Party”) will give written notice to the Party from whom indemnity is being sought (the “Indemnifying Party”) promptly after learning of the claim, suit, proceeding or cause of action for which indemnity is being sought (“Claim”). The Indemnifying Party’s obligation to defend, indemnify, and hold harmless pursuant to Section 9.1 (Indemnification by Coherus) or Section 9.2 (Indemnification by Apotex), as applicable, will be reduced to the extent the Indemnified Party’s delay in providing notification pursuant to the previous sentence results in actual prejudice to the Indemnifying Party; provided, however, that the failure by an Indemnified Party to give such notice or otherwise meet its obligations under this Section 9.3 (Indemnification Procedures) will not relieve the Indemnifying Party of its indemnification obligation under this Agreement. At its option, the Indemnifying Party may assume the defense and have exclusive control, at its own expense, of any Claim for which indemnity is being sought by giving written notice to the Indemnified Party within [***] after receipt of the notice of the Claim. The assumption of defense of the Claim will not be construed as an acknowledgment that the Indemnifying Party is liable to indemnify any Indemnified Party in respect of the Claim, nor will it constitute waiver by the Indemnifying Party of any defenses it may assert against the Indemnified Party’s claim for indemnification. The Indemnified Party will provide the Indemnifying Party with reasonable assistance, at the Indemnifying Party’s expense, in connection with the defense. The Indemnified Party may participate in and monitor such defense with counsel of its own choosing at its sole expense; provided, however, that the Indemnifying Party will have the right to assume and conduct the defense of the Claim with counsel of its choice. The Indemnifying Party will not settle any Claim without the prior written consent of the Indemnified Party, not to be unreasonably withheld, unless the settlement involves only the payment of money. The Indemnified Party will not settle any such Claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld. If the Indemnifying Party does not assume and conduct the defense of the Claim as provided above, (a) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to the Claim in any manner the Indemnified Party may deem reasonably appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), and (b) the Indemnified Party reserves any right it may have under this Article 9 (Indemnification; Insurance; Limitation of Liability) to obtain indemnification from the Indemnified Party.

9.4Limitation of Liability. IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY, OR INDIRECT DAMAGES OF ANY KIND ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT OR ANY CLAIMS ARISING HEREUNDER, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE), REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 9.4 (LIMITATION OF LIABILITY) IS INTENDED TO OR WILL LIMIT OR RESTRICT (a) THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 9.1 (INDEMNIFICATION BY COHERUS) OR SECTION 9.2 (INDEMNIFICATION BY APOTEX), (b) DAMAGES AVAILABLE IN THE CASE OF A PARTY’S FRAUD, GROSS NEGLIGENCE, OR INTENTIONAL MISCONDUCT, OR (c) DAMAGES AVAILABLE TO A PARTY FOR A BREACH BY THE OTHER PARTY OF THE CONFIDENTIALITY OBLIGATIONS UNDER Article 7 (CONFIDENTIALITY), MISAPPROPRIATION OR INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OWNED OR CONTROLLED BY SUCH PARTY, OR THE OTHER PARTY’S BREACH OF ITS OBLIGATIONS UNDER SECTION 2.9 (EXCLUSIVITY).
9.5Insurance. During the Term, Coherus will obtain and maintain, at its individual sole expense, liability insurance in an amount adequate to cover its obligations under this Agreement during the Term. Apotex will maintain, at its individual sole expense, during the Term, with a financially sound and reputable insurer or by way of its own self-insurance, adequate coverage for general liability insurance commensurate with the risks associated with Apotex’s activities and obligations hereunder. During the Term, Coherus will obtain and maintain clinical trial insurance only for those trials they are sponsoring. Each Party will also maintain any mandatory insurance, including workers compensation coverage, in accordance with all Applicable Laws. Each Party will furnish to the other Party, on request, certificates of insurance evidencing the insurance, including notice of cancellation to be provided in accordance with the terms of the insurance policies. Such insurance will not be construed to create a limit of the insured Party’s liability with respect to its indemnification obligations under this Article 9 (Indemnification; Insurance; Limitation of Liability).
Article 10.Term and Termination
10.1Term. The term of this Agreement will commence as of the Effective Date and continue until the tenth (10th) anniversary of the First Commercial Sale of the first Licensed Product sold in the Apotex Territory (“Initial Term”). Apotex may extend the Initial Term by an additional ten (10) years by providing to Coherus a written notice of extension at least [***] before the expiration of the Initial Term (the Initial Term together with the extension, “Term”). If Coherus does not receive a notice of extension from Apotex before the start of the final year of the Initial Term, Coherus will have the right to negotiate and enter into an agreement with a Third Party to grant such Third Party, upon the expiration of the Initial Term, the rights granted to Apotex hereunder.

10.2Termination for Convenience. Apotex will have the right for any or no reason to terminate this Agreement in its entirety (a) prior to the first Regulatory Approval for the Licensed Product in the Field in the Apotex Territory, upon [***] prior written notice to Coherus; and (b) upon or after the first Regulatory Approval for the Licensed Product in the Field in the Apotex Territory, upon [***] prior written notice to Coherus.
10.3Termination of the Upstream Licenses. This Agreement will terminate automatically (and all licenses granted to Apotex hereunder will immediately terminate) upon termination of the corresponding licensed rights granted to Coherus by Junshi under the ELCA, subject to the provisions of Section 10.9 (Effect of Expiration or Termination).
10.4Termination of the Supply Agreement. Either Party will have the right to terminate this Agreement immediately upon prior written notice to the other Party if the Supply Agreement is terminated or expires as set out in the Supply Agreement. For the avoidance of doubt, this Section 10.4 shall not apply if Apotex is terminating the Supply Agreement in the event that there is a failure to supply Licensed Product by Coherus to Apotex that lasts [***], provided that such failure to supply is not due to Coherus’s CMO or supplier of the Licensed Product to Apotex.
10.5Termination for Material Breach. In the event of a material breach of this Agreement by either Party, which material breach remains uncured for [***] from the date of written notice of such material breach by the other Party that identifies the material breach and the actions or conduct that such other Party considers would be an acceptable cure of such material breach, subject to Section 10.8 (Alternative Remedy for Coherus’s Material Breach), such other Party may terminate this Agreement in whole at any time during the Term of this Agreement by written notice of termination to the breaching Party.
10.6Termination for Patent Challenge. Coherus may terminate this Agreement in its entirety upon [***] written notice to Apotex in the event that Apotex or any of its Affiliates or Sublicensees challenges in a legal or administrative proceeding the validity or enforceability of a Valid Claim of any Licensed Patent Right (except if such challenge is: (a) required under a court order or subpoena or (b) a defense against a claim, action or proceeding asserted by Coherus against Apotex or any of its Affiliates or Sublicensees); provided that any such termination will not become effective if (i) such action has been withdrawn before the end of the aforementioned notice period or (ii) in the event that the challenging Party is a Sublicensee, Apotex terminates such Sublicensee’s sublicense agreement to the challenged Licensed Patent Right before the end of the aforementioned notice period. In addition, if a Valid Claim of a Licensed Patent Right is upheld, Apotex will reimburse Coherus for its legal costs and expenses actually incurred in defending any such challenge.
10.7Termination for Insolvency. Either Party may terminate this Agreement in its entirety by immediate written notice to the other Party if, at any time, the other Party: (a) files in any court or agency pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of that Party or of its assets; (b) is served with an involuntary petition against it, filed in any insolvency proceeding, and such petition will not be dismissed within [***] after the filing thereof; (c) passes a resolution for its winding up or proposes to be or is a party to any dissolution or liquidation; or (d) if the other Party makes an assignment for the benefit of its creditors.

10.8Apotex’s Alternative Remedy for Coherus’s Material Breach. If Apotex gains the right to terminate this Agreement in its entirety pursuant to Section 10.5 (Termination for Material Breach) after an admission or final determination of Coherus’s material breach of this Agreement pursuant to Section 12.1 (Dispute Resolution), then Apotex may exercise one of two (2) options: (1) terminate this Agreement and rights set out in Section 2.2 of the Non-Compete Restrictions Agreement will apply; or (2) elect by written notice to Coherus to reduce any milestone payments that become due under Section 6.1(b) (New Indication Milestone Payment) or 6.1(c) (Commercial Milestone Payment) after election of this alternative remedy by [***] (i.e., such that Coherus would receive [***] of what would otherwise be due to Coherus) (option 2 shall be the “Alternative Remedy”). Any such milestone payments will be paid to Coherus in accordance with the payment provisions set forth in Article 6 (Financial), which provisions will remain unchanged. If Apotex elects the Alternative Remedy, the Alternative Remedy will be the sole and exclusive remedy for Coherus’s material breach and Apotex may not seek additional remedies at law or equity. For clarity, if Apotex does not elect the Alternative Remedy, subject to the dispute resolution procedures set forth in Article 12 (Dispute Resolution), Apotex may seek all available remedies at law or equity for Coherus’s material breach.

For the avoidance of doubt, the Parties agree that: (i) Apotex may terminate the Supply Agreement in the event that there is a failure to supply Licensed Product by Coherus to Apotex that lasts [***], provided that such failure to supply is not due to Coherus’s CMO or supplier of the Licensed Product to Apotex; and (ii) if Apotex terminates this Agreement pursuant to Section 10.7 (Insolvency) of this Agreement or pursuant to Section 6.2(c)(i) (Insolvency) of the Supply Agreement, then such termination shall be considered a termination for material breach under this Agreement and the Supply Agreement and Section 10.8 of this Agreement shall be applicable.

10.9Effect of Expiration or Termination.
(a)Licenses. Except as expressly provided herein, upon expiration or termination of this Agreement, all licenses and all other rights granted by Coherus to Apotex under this Agreement will terminate.
(b)Regulatory. Apotex will and hereby does, and will cause its Affiliates and Sublicensees to, upon the effective date of expiration or termination of this Agreement, assign and transfer to Coherus all of Apotex’s and its Affiliates’ rights, title, and interests in and to all Regulatory Approvals, and the Regulatory Materials to the extent that such Regulatory Materials are assignable by Apotex and Apotex is not prohibited under any agreements or Applicable Laws to do so, for the Licensed Products in the Apotex Territory. In addition, the Parties agree that Apotex may retain any copies of the Regulatory Approval and Regulatory Materials, solely for the purposes of complying with any Applicable Law, including any recordkeeping and similar compliance requirements, of the Regulatory Authority in the Apotex Territory (the “Retained Documentation”). All such Retained Documentation shall be treated as Confidential Information and all such retained Confidential Information will remain subject to all confidentiality provisions contained in this Agreement.
(c)Trademarks. Apotex will, and hereby does, assign and transfer to Coherus or its designee(s) all of its rights, title, and interests in and to any Alternative Marks (to the extent such trademarks do not contain Apotex’s name, logo or house mark) that are solely used in connection with the Licensed Product in the Apotex Territory, provided that if the Agreement is terminated by Apotex for Coherus’s material breach pursuant to Section 10.5 (Termination for Material Breach), the Parties will negotiate, acting reasonably and in good faith, reasonable payments to compensate Apotex for the assignment and transfer such Alternative Marks to Coherus or its designee. In the event that the Parties are unable to agree on a reasonable payment to compensate Apotex for assignment and transfer of such Alternative Marks, the Parties will mutually select an independent third party expert to determine the fair market value of the Alternative Marks and the Parties will accept such fair market value determined by the expert as the payment for the Alternative Marks.
(d)Licensed Product Inventory; Sell-Off Period. Within [***] after the effective date of termination of this Agreement for any reason, Apotex will provide Coherus with a report of its currently on-hand and in-progress inventory of the Licensed Products. If the Agreement is terminated by Apotex pursuant to Section 10.4 (Termination of Supply Agreement), by Apotex for Coherus’s material breach pursuant to Section 10.5 (Termination for Material Breach), or by either Party pursuant to Section 10.7 (Termination for Insolvency), Apotex may, for a period of [***] after the date on which a notice of termination is effective (the “Sell-Off Period”) continue to offer for sale and sell such on-hand and in-progress Licensed Products; provided that Apotex will be responsible for, and will comply with, all payment obligations under this Agreement in connection with such inventory sell-off during the Sell-Off Period, including the payment of any royalties with respect to Net Sales of such Licensed Products pursuant to Section 6.1(d) (Royalties) and any commercial milestone payments associated with a milestone event achieved in the course of such inventory sell-off pursuant to Section 6.1(c) (Commercial Milestone Payments). Apotex will not sell or otherwise Exploit any Licensed Products in the Apotex Territory except as expressly set forth in this Section 10.9(c) (Licensed Product Inventory; Sell-Off Period). If the Agreement is terminated for any other reason, Apotex will deliver to Coherus or destroy all inventory of Licensed Product at its own cost at Coherus’ election.
(e)Return of Confidential Information. Each Party will promptly return to the other Party (or as directed by such other Party destroy and certify to such other Party in writing as to such destruction) all of such other Party’s Confidential Information provided by or on behalf of such other Party hereunder that is in the possession or control of such Party (or any of its Affiliates, Sublicensees or subcontractors), except that (a) such Party will have the right to retain one copy of intangible Confidential Information of such other Party for legal purposes and (b) neither Party will be obligated to return or destroy any of the other Party’s Confidential Information necessary or reasonably useful for such Party to exercise the rights granted to it upon termination of this Agreement, provided that all such Confidential Information will continue to be subject to all confidentiality obligations under this Agreement. Notwithstanding any provision to the contrary set forth in this Agreement, the receiving Party of any Confidential Information will not be required to destroy electronic files containing such Confidential Information that are made in the ordinary course of its business information back-up procedures pursuant to its electronic record retention and destruction practices that apply to its own general electronic files and information.
10.10Accrued Rights and Obligations. Termination or expiration of this Agreement for any reason will not release either Party from any liability or obligation that already has accrued prior to such expiration or termination, nor affect the survival of any provision hereof to the extent it is expressly stated to survive such termination. Termination or expiration of this Agreement for any reason will not constitute a waiver or release of, or otherwise be deemed to prejudice or adversely affect, any rights, remedies or claims, whether for damages or otherwise, that a Party may have hereunder or that may arise out of or in connection with such termination or expiration.
10.11Survival. Notwithstanding any provision to the contrary, the following provisions will survive and apply after expiry or termination of this Agreement: Article 1 (Definitions), Section 2.6 (IP Ownership), Section 2.7 (Execution of Instruments), 2.11 (No Implied Licenses; Retained Rights); Article 6 (Financial) (solely with respect to any amounts that accrued prior to the effective date of expiration or termination of this Agreement or during the Sell-Off Period), Article 7 (Confidentiality), Article 9 (Indemnification; Insurance; Limitation of Liability); Section 10.9 (Effect of Expiration or Early Termination),

Section 10.10 (Accrued Rights and Obligations), Section 10.11 (Survival), Article 12 (Dispute Resolution), and Article 13 (General Provisions). All provisions not surviving in accordance with the foregoing will terminate upon termination of this Agreement and be of no further force and effect.

Article 11.Intellectual Property Disputes
11.1Defense of Third Party Claims. If in the Apotex Territory, (a) either Party becomes aware of any actual, threatened or suspected infringement of any Licensed Patent Right, or (b) any Licensed Patent Right is challenged in any action or proceeding (other than any Patent Proceeding, which is addressed in Section 11.2 (Patent Proceedings) below), then such Party will notify the other Party promptly, and following such notification, the Parties will confer. For so long as Apotex remains the exclusive licensee of the Licensed Patent Rights in the Apotex Territory, Apotex will have the first right, but not the obligation, under its own control and at its own expense, in its own name, to bring, defend, or maintain any claim, cause of action, suit or action or to control the conduct thereof with respect to any such actual, threatened, or suspected infringement of the Licensed Patent Rights in the Apotex Territory. If Apotex fails to defend such action, abate such infringement, or file an action to abate such infringement in the Apotex Territory within one hundred and eighty (180) days after a written request from Coherus to do so, or if Apotex discontinues the prosecution of any such action after filing without abating such infringement, then Coherus will have the second right, but will not be obligated, to defend any such action or proceeding in the Apotex Territory or bring an infringement action with respect to such infringement in the Apotex Territory at its own expense, in its own name and under its own direction and control. Regardless of which Party exercises its right under this Section 11.1 (Apotex Right to Enforce), the other Party and its Affiliates will reasonably assist such enforcing Party in any action or proceeding being defended or prosecuted if so requested, and will agree to be named in or join such action or proceeding if requested by such enforcing Party and necessary for standing under the applicable rules of procedure. If the other Party elects to be represented by legal counsel, then the enforcing Party will bear all of such Party’s related and reasonable legal costs and expenses if the other Party is required to be named in or joined in such action or proceeding or is joined in such action or proceeding at the enforcing Party’s request.
11.2Patent Proceedings. From and after the Effective Date, Apotex will have the first right and discretion to control, at its sole cost and expense, the institution, defense, and conduct of all Patent Proceedings for the Licensed Patent Rights within the Apotex Territory. If Apotex decides it is no longer interested in controlling a Patent Proceeding pertaining to Licensed Patent Rights, then it will promptly provide written notice to Coherus of such decision. Coherus may, upon written notice to Coherus, assume control of such Patent Proceeding. Coherus will have the sole right, responsibility and discretion to control, at its sole cost and expense, the institution, defense, and conduct of all Patent Proceedings for the Licensed Patent Rights within the Coherus Territory. Apotex will not voluntarily abandon or admit that any claim of any Licensed Patent Rights involved in a Patent Proceeding is unpatentable, invalid or unenforceable without the advance, written consent of Coherus (not to be unreasonably withheld).
11.3Settlement. Apotex may settle or consent to the entry of any judgment in any enforcement action hereunder without Coherus’s prior consent; provided, however, that any such settlement or consent judgment will not, without the prior written consent of Coherus (such consent not to be unreasonably withheld, conditioned or delayed), impose any liability or obligation on Coherus, Junshi or any of their respective Affiliates. Apotex will have the sole right to grant sublicenses under the Licensed Technology to Third Party infringers of the Licensed Patent Rights, provided that any such sublicense(s) is granted in accordance with Section 2.2 (Sublicenses) of this Agreement.

11.4Notice of Infringement. Each Party will give the other Party prompt written notice of any allegation by any Third Party that a Patent Right or other right owned by it is infringed by the Commercialization of any Licensed Product in the Apotex Territory.
Article 12.Dispute Resolution
12.1Dispute Resolution.
(a)In the event of any dispute between the Parties under this Agreement, the Parties will first attempt in good faith to resolve such dispute by negotiation and consultation between themselves. In the event that such dispute is not resolved on an informal basis within [***], either Party may refer the matter to the Executive Officers of the Parties for attempted resolution, whereupon the Executive Officers will confer and attempt in good faith to resolve such dispute by negotiation and consultation for a [***] period following such referral.
(b)If the Executive Officers do not resolve such dispute within such [***] period, either Party may at any time thereafter proceed to binding, expedited arbitration in accordance with this Section 12.1 (Dispute Resolution). Any arbitration under this Section 12.1(b) will be conducted by Judicial Arbitration and Mediation Services (“JAMS”) in New York, New York in accordance with the applicable JAMS rules by a single arbitrator. In such arbitration, the arbitrator will select an independent expert with significant experience relating to the subject matter of such dispute in the life sciences industry, at a senior executive level, to advise the arbitrator with respect to the subject matter of the dispute. If the Parties are unable to agree on an arbitrator, the arbitrator will be selected by the chief executive of the New York office of JAMS. The arbitrator and such expert will be selected within five (5) Business Days after the matter is submitted for arbitration, and such arbitrator and expert will issue their decision as promptly as practicable, but no later than [***] after they have both been selected. The Parties agree that the arbitrator will have the power to resolve any disputes to be resolved pursuant to this Section 12.1 (Dispute Resolution) based on principles of fairness and equity. The Parties intend that each award by an arbitrator in an arbitration pursuant to this Section 12.1 (Dispute Resolution) will be rendered in accordance with the United Nations Convention on the Recognition and Enforcement of Arbitral Awards and will be enforceable in accordance therewith. Each Party will bear its own costs and expenses in connection with the arbitration.
(c)During the pendency of any dispute under this Agreement initiated before the end of any applicable cure period under Section 10.5 (Termination for Material Breach), (i) this Agreement will remain in full force and effect, (ii) the provisions of this Agreement relating to termination for material breach will not be effective, (iii) the time periods for cure under Section 10.5 (Termination for Material Breach) as to any termination notice given prior to the initiation of the proceeding will be tolled, and (iv) neither Party will issue a notice of termination pursuant to this Agreement based on the subject matter of the proceeding (and no effect will be given to previously issued termination notices), until the arbitrator has confirmed the existence of the facts claimed by a non-defaulting Party to be the basis for the asserted material breach.
12.2Injunctive Relief. Nothing in this Article 12 (Dispute Resolution) will preclude either Party from seeking equitable relief or interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a dispute either prior to or during any proceeding if necessary to protect the interests of such Party or to preserve the status quo pending the proceeding. Therefore, in addition to its rights and remedies otherwise available at law, including the recovery of damages for breach of this Agreement, upon an adequate showing of material breach, and without further proof of irreparable harm other than this acknowledgement, such non-defaulting

Party will be entitled to seek (a) immediate equitable relief, specifically including both interim and permanent restraining orders and injunctions, and (b) such other and further equitable relief as the court may deem proper under the circumstances. For clarity, nothing in this Section 12.1 (Injunctive Relief) will otherwise limit a defaulting Party’s opportunity to cure a material breach as permitted in accordance with Section 10.5 (Termination for Material Breach).
Article 13.General Provisions
13.1Entire Agreement; Amendment. This Agreement, including the Schedules hereto, set forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between the Parties existing as of the Effective Date with respect to the subject matter hereof. In the event of any inconsistency between any plan hereunder and this Agreement, the terms of this Agreement will prevail. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth herein and therein. No subsequent alteration, amendment, change or addition to this Agreement will be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party.
13.2Force Majeure. Neither Party will be held liable to the other Party nor be deemed to have breached this Agreement for failure or delay performing any obligation under this Agreement to the extent that such failure or delay is caused by or results from acts of God, embargoes, war, acts of war (whether war be declared or not), terrorism, insurrections, riots, civil commotions, strikes, lockouts, or other labor disturbances (other than strikes, lockouts, or labor disturbances involving a Party’s own employees), government actions, fire, earthquakes, or floods, (“Force Majeure”) and for so long as such failure or delay continues to be caused by or result from such Force Majeure event. The affected Party will notify the other Party in writing of any Force Majeure circumstances that may affect its performance under this Agreement as soon as reasonably practical, will provide a good faith estimate of the period for which its failure or delay in performance under the Agreement is expected to continue based on currently available information, and will undertake reasonable efforts necessary to mitigate and overcome such Force Majeure circumstances and resume normal performance of its obligations hereunder as soon a reasonably practicable under the circumstances. If the Force Majeure circumstance continues, then the affected Party will update such notice to the other Party on a weekly basis, or more frequently if requested by the other Party, to provide updated summaries of its mitigation efforts and its estimates of when normal performance under the Agreement will be able to resume. If the Force Majeure event continues for a period of more than ninety (90) days from the date of the notice of Force Majeure event, the non-affected Party will have the right, at its sole discretion, to terminate this Agreement in the same manner as if it were an uncured material breach pursuant to Section 10.5 (Termination for Material Breach).
13.3Notices. Any notice required or permitted to be given under this Agreement will be in writing, will specifically refer to this Agreement, and will be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 13.3 (Notices), and will be deemed to have been given for all purposes (a) when received, if hand-delivered or sent by a reputable international expedited delivery service, or (b) five (5) Business Days after mailing, if mailed by first class certified or registered mail, postage prepaid, return receipt requested. This Section 13.3 (Notices) is not intended to govern the day-today business communications necessary between the Parties in performing their obligations under the terms of this Agreement.

If to Coherus, notices must be addressed to:

Coherus BioSciences, Inc.

333 Twin Dolphin Drive, Suite 600

Redwood City, CA 94065

Attention:  Dennis M. Lanfear, Chief Executive Officer

Email: [***]

with a copy to (which will not constitute notice):

Coherus BioSciences, Inc.

333 Twin Dolphin Drive, Suite 600

Redwood City, CA 94065

Attention: General Counsel

Email: [***]

If to Apotex, notices must be addressed to:

Apotex Inc.

150 Signet Drive

Toronto, Ontario

M9L 1T9, Canada

Attention: Barry Fishman, Chief Corporate Development Officer

Email: [***]

with a copy to (which will not constitute notice):

Apotex Inc.

150 Signet Drive

Toronto, Ontario

M9L 1T9, Canada

Attention: Apotex Global Intellectual Properties & Legal Affairs Department

Email: [***]

13.4No Strict Construction; Headings. This Agreement has been prepared jointly and will not be strictly construed against either Party. Ambiguities, if any, in this Agreement will not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision. The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section.
13.5Interpretation. Except where the context expressly requires otherwise, (a) the use of any gender herein will be deemed to encompass references to either or both genders, and the use of the singular will be deemed to include the plural (and vice versa), (b) the words “include”, “includes” and “including” will be deemed to be followed by the phrase “without limitation,” (c) the word “will” will be construed to have the same meaning and effect as the word “shall,” (d) any definition of or reference to any agreement, instrument or other document herein will be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (e) any reference herein to any person or entity will be construed to include the person’s or entity’s successors and assigns, (f) the words “herein,” “hereof,” and “hereunder”, and words of similar import, will be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (g) all references herein to Sections or Schedules will be construed to refer to Sections or Schedules of this Agreement, and references to this Agreement include all Schedules hereto, (h) the word “notice” means notice in writing (whether or not specifically stated) and will include notices, consents, approvals and other written communications contemplated under this Agreement, (i) provisions that require that a Party, the Parties or any committee hereunder “agree,” “consent,” or “approve” or the like will require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (including e-mail, but excluding instant messaging), (j) references to any specific law, rule or regulation, or article, section or other division thereof, will be deemed to include the then current amendments thereto or any replacement or successor law, rule or regulation thereof, (k) the term “or” will be interpreted in the inclusive sense commonly associated with the term “and/or,” and (l) references to any Sections include Sections and subsections that are part of the related Section. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement will be construed against the drafting Party will not apply.

13.6Assignment. Neither this Agreement nor any interest hereunder is assignable by either Party without the prior written consent of the other Party, except as follows: (a) either Party may, subject to the terms of this Agreement, assign its rights and obligations under this Agreement in whole to its successor-in-interest in connection with the sale of all or substantially all of its assets to which this Agreement relates, whether in a merger, acquisition, or similar transaction or series of related transactions, provided that such sale is not primarily for the benefit of its creditors, and (b) either Party may assign its rights and obligations under this Agreement to any of its Affiliates, provided that such Party will remain liable for all of its rights and obligations under this Agreement. A Party will promptly notify the other Party of any assignment or transfer under the provisions of this Section 13.6 (Assignment). This Agreement will be binding upon the successors and permitted assigns of the Parties and the name of a Party appearing herein will be deemed to include the names of such Party’s successors and permitted assigns to the extent necessary to carry out the intent of this Agreement. Any assignment or attempted assignment by either Party in violation of the terms of this Section 13.6 (Assignment) will be null, void and of no legal effect. If an assignment of this Agreement, in whole or in part, by either Party causes a higher withholding or direct tax rate than would be applicable absent such assignment, then such additional withholding or taxes will be borne by the assigning Party, including taxes resulting therefrom.
13.7Performance by Affiliates. Each Party may perform any obligations and exercise any right hereunder through any of its Affiliates, provided that such Party will remain primarily responsible for the acts of such Affiliates to other Party hereunder. Each Party hereby guarantees the performance by any of its Affiliates of such Party’s obligations under this Agreement and will cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by a Party’s Affiliate of any of such Party’s obligations under this Agreement will be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party’s Affiliate. If the performance of any obligations, in whole or in part, by an Affiliate of a Party causes a higher withholding or direct tax rate than would be applicable if such Party had performed such obligation, then such additional withholding or taxes will be borne by such Party, including taxes resulting therefrom.

13.8Further Actions. Each Party agrees to execute, acknowledge, and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.
13.9Severability. If any one or more of the provisions of this Agreement is held to be invalid or unenforceable by an arbitrator or by any court of competent jurisdiction from which no appeal can be or is taken, then the provision will be considered severed from this Agreement and will not serve to invalidate any remaining provisions hereof. The Parties will make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering into this Agreement may be realized.
13.10No Waiver. Any delay in enforcing a Party’s rights under this Agreement or any waiver as to a particular default or other matter will not constitute a waiver of such Party’s rights to the future enforcement of its rights under this Agreement, except with respect to an express written and signed waiver relating to a particular matter for a particular period of time.
13.11Independent Contractors. Each Party will act solely as an independent contractor, and nothing in this Agreement will be construed to give either Party the power or authority to act for, bind, or commit the other Party in any way. Nothing herein will be construed to create the relationship of partners, principal and agent, or joint-venture partners between the Parties.
13.12Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
13.13Choice of Law. This Agreement will be governed by, and enforced and construed exclusively in accordance with, the laws of the State of New York, without regard to its conflicts of law provisions. The Parties agree that the International Sale of Goods Act (Ontario) and the United Nations Convention on Contracts for the International Sale of Goods will not apply to this Agreement and any part of any transaction which may result from any negotiations, discussions, or agreements between the Parties.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have executed this Exclusive License and Distribution Agreement as of the Effective Date.

COHERUS BIOSCIENCES, INC.	APOTEX INC.
By: _/s/ Dennis M. Lanfear_________	By: ___/s/ Barry Fishman__________
Name: __Dennis M. Lanfear___________	Name: ___Barry Fishman____________
Title: __CEO______________________	Title: Chief Corporate Development Officer___

SCHEDULE 1.63

Licensed Patent RIGHTS

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SCHEDULE 4.2

BRAND GUIDELINES

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